

December 8, 2014

Via E-mail
Christoph Trina
Chief Executive Officer
Enviro-Serv, Inc.
8875 Hidden River Parkway, #300
Tampa, FL 33637

> **Re: Enviro-Serv, Inc.**
> **Amendment No. 4 to Registration Statement on Form 1-A**
> **Filed November 13, 2014**
> **File No. 024-10394**

Dear Mr. Trina:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our letter dated October 2, 2014. Please advise us with a view towards disclosure of the status of the investment agreement between the company and Macallan Partners, LLC that was entered into on April 16, 2014.

Part I - Notification

Item 5. Unregistered Securities Issued or Sold Within One Year

2.   Under Section (c), please discuss in greater detail how the company meets all of the conditions under Rule 504 of Regulation D for the listed transactions.

Risk Factors, page 13

3.   Please revise the Risk Factors section to include any risks to common stockholders in regards to the preferred stock such as dilution upon the conversion of the preferred stock.

Dilution, page 18

4.   We note your response to comment 4 and request that you double-check all calculations in your dilution disclosure. As part of your response, please address (for scenario 3.4 million shares issued) your calculation of dilution per share to Investors of $0.00019 as it appear that the offering price of $0.00025 less net tangible book value per share after offering of $0.00003 yields a dilution per share to investors of $0.00022 and a dilution percentage to investors of 88%.

Plan of Distribution, page 19

5.   We note your disclosure on the cover page that officers will rely on the safe harbor from broker-dealer registration set forth in Rule 3a4-1 of the Exchange Act. Please name the officers who will offer the securities and set forth the basis in which each will meet the safe harbor provisions set out in Rule 3a4-1 under the Exchange Act.

Use of Proceeds, page 19

6.   We note that you have reserved $702,000 of the proceeds raised in the offering to "General Working Capital." We also note that you are raising $837,000 in total proceeds. Please disclose how the company expects to employ such funds not so allocated. Please see Instruction 1 to Item 5 of Model B of Form 1-A.

7.   Please revise this section to discuss in greater detail the order of priority of the proceeds if less than the maximum amount is raised.

Description of Business, page 21

8.   We note your disclosure on page 21 that, "This creates an opportunity for a publicly traded company such as Enviro-Serv." Please clarify the company's status as a publicly traded company.

Remuneration of Directors and Officers, page 26

9.   Please revise to disclose the fiscal year in which the remuneration disclosed in the table was paid to Mr. Trina.

Certain Relationships and Related Transactions, page 27

10.   Please include the disclosure required by Item 11 of Model B or provide a cross reference to where this disclosure can found elsewhere in the offering statement

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request qualification of the offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Regulation A regarding requests for qualification. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification of the offering statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Allen Tucci, Esq.